October 8, 2024

John Kim
Chief Executive Officer
Volcon, Inc.
3121 Eagle Nest St., Suite 120
Round Rock, Texas 78665

       Re: Volcon, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2024
           File No. 001-40867
Dear John Kim:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 27, 2024
General

1. We note that you have previously effected reverse stock splits on October 13, 2023,
       February 2, 2024 and June 7, 2024. Please revise your disclosure in Proposal 1 to discuss these prior reverse stock splits and provide an analysis of whether the reverse stock splits achieved the intended and disclosed objectives or the objectives disclosed
       in Volcon   s pending PRE14A. In the alternative, explain to us the
basis for Volcon's
       belief that this information need not be disclosed in the PRE14A filed on September
       27, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.
 October 8, 2024
Page 2



                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing
cc:   Cavas S. Pavri, Esq.